# Creating Value Through Performance

Jim Mulva
Chairman and CEO

# Two Year Transformation

**Tosco Acquisition**

*Announced 02/01 — Completed 09/01*

**ARCO Alaska Acquisition**

*Announced 03/00 — Completed 04/00*

**Chevron Phillips Chemical JV**

*Announced 02/00 — Completed 07/00*

**Duke Energy Field Services JV**

*Announced 12/99 — Completed 03/00*

**Strategy Presented to Investors**

*September 23, 1999*

# ARCO Alaska and Tosco

- Acquired a virtual domestic integrated oil company
  - 2B BOE reserves with 357,000 BOEPD production
  - 1.3 MMBOPD refining capacity
  - Nationwide marketing presence
  - $7B stock / $7B cash / $2B debt
- Results
  - Accretive to earnings individually and in aggregate
  - Over $3B additional CFOA over last 6 quarters
  - More than doubled size of company


ARCO Alaska
17.7%
21.5%
Tosco
6.6%
11.8%
Total Phillips
11.5%
12.8%
ROGIC
ROGIC*
ROGIC
ROGIC*
ROGIC
ROGIC*

Sept. 2001 YTD Annualized

* Excludes impact of purchase method of accounting for Alaska and Tosco acquisitions



Debt
$MM
Tosco
ARCO Alaska
13.1
2.1
6.7
4.3
4.3
7.9
YE 99
YE 99 With Acquisitions
Sept. 30, 2001
Equity
$MM
Tosco
15.1
12.2
7.0
5.2
5.2
YE 99
YE 99 With Acquisitions
Sept. 30, 2001
Debt Ratio
Percent
51%
45%
34%
1999
2000
Sept. 30, 2001

# Company / Strategic Assessment

- Remain strong integrated company
- Business lines positioned to compete
- Strong financial position
- Platform for further growth and performance

# Business Environment

## 2002 / 03 compared to 2001

- Weakened economy
- Increased volatility in oil and gas prices
- Higher normalized downstream returns
- Weak chemicals demand
- Continuing consolidation

# Capital Employed



Chemicals – 12%
RM&T
16%
E&P
72%
Chemicals – 7%
RM&T
50%
E&P
43%
1999
2001

# Tactical Plan

- Where we are → 43% E&P, 50% RM&T
- Where we are headed → 65% E&P, 30% RM&T
- How to accomplish → Organic and M&A
- Result → Integration / balance


uvex

# Profitable Growth in E&P

- Deliver legacy assets
  - On time
  - At or under budget
- Enhance exploration program
- Maintain competitive F&D costs
- Increase North America gas position
- Be patient and opportunistic

# 6-Year Production Profile



Thousand Barrels of Oil Equivalent Daily
1,200
1,000
800
600
400
200
0
01
02
03
04
05
2006
Exploration
Alaska
Venezuela
Timor Sea
China
Base
Average annual growth rate: 6%
Average OECD portion: 87%

# Reserves


2001
5 BBOE
OECD
81%
Non-OECD
19%
2010
9 BBOE
OECD
63%
Non-OECD
37%

Company estimates

# Production


2001
820 MBOED
OECD
94%
Non-OECD
6%
2010
1,650 MBOED
OECD
73%
Non-OECD
27%

Company estimates


Los Angeles Refinery – Carson

# Capturing Value in Refining & Marketing

- Become low cost efficient refiner
- Rationalize marketing
- Optimize supply chain
- Leverage refining for global E&P projects
- Develop clean fuels technology

**Moved from niche to national refiner**

# Refining Supply and Demand


Indexed Capacity and Consumption
180%
160%
140%
120%
100%
Global refining capacity
Global oil consumption
Source: BP Statistical Review of World Energy
1970
75
80
85
90
95
2000

# Balanced Refining Capacity


PADD V
347 MBOD
11% Share*
PADD IV
25 MBOD
5% Share*
PADD II
286 MBOD
8% Share*
PADD I
430 MBOD
25% Share*
PADD III
593 MBOD
8% Share*

*Source: Oil & Gas Journal*

**10% of U.S. refining capacity**



# JV Portfolio

## Maintain 30% of DEFS

- ➢ Remain top NGL producer
- ➢ Continue consolidation effort
- ➢ Maintain high ROCE

## Maintain 50% of CPChem

- ➢ Capture $200MM in synergies
- ➢ Maintain capital discipline
- ➢ Upside potential



OSHA Star Worksite
Chevron
Phillips
Chemical Company LP
Cedar Bayou Plant

# Financial Plan

- Maintain A credit rating short term
- Move debt ratio to ~30% / AA credit rating
- Fund capital program – legacy assets
- Pay competitive dividend
- Balance with share repurchases

# The New Phillips

- People
- Technology
- Relationships
- Investment decisions

**Creating Shareholder Value**

NYSE:P

# Cash Generation

| $Billion | Description |
| --- | --- |
| +7.4 | 1Q00-3Q01 CFOA |
| +2.1 | Proceeds from contribution of assets to JVs (2000) |
| +1.1 | Asset dispositions |
| +10.6 | Cash raised (non financing) |
| -4.2 | 1Q00-3Q01 capital expenditures |
| +6.4 | Cash after capex |
| -6.4 | ARCO Alaska acquisition |
| 0 | Cash after ARCO |
| -1.0 | 1Q00-3Q01 net issuance of debt |
| -2.4 | Assumed debt (Tosco and ARCO) |
| -0.2 | MSLP incurred debt, other |
| -3.6 | Total change in debt (12/31/99-9/30/01) |

12/31/99 debt
$4.3 B

12/31/00 debt
$6.9 B

9/30/01 debt
$7.9B

# Managing the Business

- **Management team**
  - Entrepreneurial spirit
  - Balance of commercial and technical skills
  - Financial/cost discipline
  - Ability to operate large, complex facilities
  - Ability to execute and integrate large transactions
  - Blended cultures — best of the best
- **Accountability**
  - Shareholder return
  - Capital efficiency
  - Compensation/promotion tied to performance